Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034)

24 January 2013

PRIMA BIOMED TO HOST INVESTOR DAYS IN AUSTRALIA

Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034) (“Prima”, “the Company”) is pleased to announce upcoming investor days at several major Australian cities in February.

Prima CEO, Matthew Lehman will host the sessions, to be held in Sydney, Melbourne, Brisbane and Perth, in the week commencing 4 February 2013.

Mr. Lehman will provide an update on the Company’s business and attendees will have an opportunity for Q&A.

Details of dates and venues are provided below.

Perth	Monday, 4th February
Parmelia Hilton Hotel, 14 Mill St, Perth
10.00am – 11.30am local time

Melbourne	Tuesday, 5th February
Westin Melbourne Hotel, 205 Collins St, Melbourne
10.30am – 12.00noon local time

Brisbane	Wednesday, 6th February
Hilton Brisbane Hotel, 190 Elizabeth St, Brisbane
10.00am – 11.30am local time

Sydney	Thursday, 7th February
Radisson Blu Hotel, 27 O’Connell St, Sydney
10.30am – 12.00noon local time

Shareholders and other interested parties are kindly requested to help assure appropriate accommodations by sending an RSVP by email to enquiries@primabiomed.com.au and identify the city of attendance by Friday 1st February.

ENDS

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

About Prima BioMed

Prima BioMed is a globally active biotechnology company. As a leader in personalized bio-therapeutic products for cancer, Prima is dedicated to leveraging its current technology and expertise to develop innovative treatment options for patients and maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell product currently in clinical trials for ovarian cancer patients who are in remission.

For further information please contact:

USA Investor/Media:

Ms. Jessica Brown, Prima BioMed Ltd.

+1 (919) 710-9061; jessica.brown@primabiomed.com.au

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889